SO 11/15/04

AM 11-15-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

[redacted]

04013491

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED NOV 12 2004 PROCESSING

SEC FILE NUMBER
8- 04342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2003 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. STREICHER & CO. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK,	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES BAKEN — 212-425-2320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.P. COOPER & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

1 EXECUTIVE BOULEVARD	YONKERS,	NEW YORK	10701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. DEMAIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. STREICHER & CO. LLC, as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

JOHN C. CAMINITI
Notary Public, State of New York
No. 43-4605981
Qualified In Richmond County
Commission Expires October 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on Internal Accounting Control.
x (p) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-1.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J. STREICHER & CO. LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

S.P. COOPER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1 EXECUTIVE BOULEVARD
YONKERS, NY 10701
914-709-1100
914-476-8901 FAX

Independent Auditor's Report

The Members of
J. Streicher & Co. LLC

We have audited the accompanying statement of financial condition of J. Streicher & Co. LLC as of September 30, 2004 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Streicher & Co. LLC as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

S. P. Cooper + Company, LLP

S. P. Cooper + Company, LLP

October 24, 2004

EXHIBIT B

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS	
Cash	$ 933,000
Cash segregated in compliance with federal regulations	16,000
Deposits with clearing organizations	345,000
Receivable from brokers, dealers and clearing organizations	146,000
Trading and investment securities owned at market value	17,287,000
Secured demand note receivable	600,000
Exchange memberships at cost	545,000
Exchange membership contributed for use by the Company - at market value	1,150,000
Furniture and computer equipment at cost, less accumulated depreciation of $ 194,000	20,000
Goodwill (net of accumulated amortization of $ 289,000)	352,000
Other assets	68,000
	$ 21,462,000
LIABILITIES AND EQUITY	
Short-term bank loans	$ 5,000
Payable to brokers, dealers and clearing organizations	1,334,000
Payable to customers	5,000
Securities sold not yet purchased at market value	48,000
Accounts payable, accrued expenses and other liabilities	423,000
Deferred New York City unincorporated business tax payable	375,000
Liabilities subordinated to claims of general creditors:	
Secured demand note	600,000
Exchange membership contributed for use by the Company - at market value	1,150,000
Members' Equity	17,522,000
	$ 21,462,000

The accompanying notes are an integral part of these financial statements.

J. STREICHER & CO. LLC

EXHIBIT C

STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 2004

REVENUE		
Commissions	$ 1,590,000	
Realized losses on securities in trading and investment accounts	(640,000)	
Unrealized gains on securities in firm investment accounts	2,720,000	
Other income	1,723,000	
TOTAL REVENUE		$ 5,393,000
EXPENSES		
Employee compensation and benefits	3,256,000	
Members' salaries and expenses	2,830,000	
Commissions, floor brokerage & clearance	85,000	
Interest	94,000	
Communications	56,000	
Occupancy and equipment rental	195,000	
Data processing	523,000	
Other expenses	1,222,000	8,261,000
Loss from operations		(2,868,000)
New York City unincorporated business tax		134,000
NET LOSS		$(3,002,000)

The accompanying notes are an integral part of these financial statements.

J. STREICHER & CO. LLC

EXHIBIT D

STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$(3,002,000)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	$ 55,000	
Unrealized gains in securities	(2,720,000)	
Change in assets and liabilities:		
Receivable from brokers & dealers	960,000	
Receivable from customers	59,000	
Securities inventory	(609,000)	
Advances and deposits	1,310,000	
Payable to customers	(392,000)	
Accounts payable brokers & dealers	(22,000)	
Accounts payable - other	(763,000)	
Income taxes payable	110,000	
Total adjustments		(2,012,000)
Net cash used by operating activities		(5,014,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on note payable	(31,000)	
Net cash used by financing activities		(31,000)
Net decrease in cash		(5,045,000)
Cash at beginning of year		5,978,000
Cash and cash equivalents at end of year		$ 933,000

The accompanying notes are an integral part of these financial statements.

J. STREICHER & CO. LLC

EXHIBIT D

STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 2004

SUPPLEMENTAL DISCLOSURES ON CASH FLOW INFORMATION:

Cash paid during the year for:

Interest	$	61,000
Income taxes		25,000

DEFINITION OF CASH AND CASH EQUIVALENTS

Cash in the Company's operating account is the only item defined as cash. Investments in short-term highly liquid investments (Treasury Bills) are treated as investments rather than cash equivalents.

NON-CASH INVESTING AND FINANCING ACTIVITIES

Exchange membership contributed at market value by a member - decrease	$(	525,000)

J. STREICHER & CO. LLC

EXHIBIT E

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 2004

Equity - September 30, 2003	$ 20,524,000
Subtract Net loss for the period	(3,002,000)
September 30, 2004	$ 17,522,000

The accompanying notes are an integral part of these financial statements.

J. STREICHER & CO. LLC

EXHIBIT F

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 2004

Subordinated Liabilities - Qualified for Net Capital Purposes	
September 30, 2003	$ 600,000
Subtractions for the period	
Secured demand note matured	(600,000)
Additions for the period	
Secured demand note renewed	600,000
September 30, 2004	$ 600,000

The accompanying notes are an integral part of these financial statements.

General Information and Significant Accounting Policies

The Company is a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and is a Specialist on the American Stock Exchange. Many highly volatile factors affect revenues, including general market conditions, interest rates, investor sentiment, world affairs, competitive conditions, currency fluctuations, future price levels and tax policies, all of which are outside of the Company's control. Also, certain expenses are relatively fixed. As a result, net earnings can change significantly from year to year, even quarter to quarter, regardless of management's efforts to enhance revenue and control costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions are recorded on a trade date basis.

Trading and investment account securities are recorded at market value, with related changes reflected as income or expense.

Memberships owned by the Firm are carried at cost. Two are used by the Company and one is leased to a third party. The market value is below cost but is deemed temporary with no permanent impairment in value at this time.

	COST	MARKET
American Stock Exchange	$ 170,000	$ 90,000
American Stock Exchange	230,000	90,000
American Stock Exchange	145,000	90,000
	$ 545,000	$ 270,000

The Company leases one membership on the New York Stock Exchange from a member at current market rates of $ 200,000 per year. Three members individually own their memberships on the New York Stock Exchange. One is contributed for use by the Company and two are leased to third parties. One member individually owns his membership on the American Stock Exchange and it is leased to a third party.

Receivables From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading activities.

City Income Taxes

No provision for federal and state income taxes has been provided, as members are individually liable for taxes on their proportionate share of income or loss of the Company. Deferred New York City taxes result from the temporary differences between financial statement and tax basis of unrealized gains in the investment accounts.

Realization of deferred tax liability is dependent upon sufficient future taxable income during the period that the temporary differences are expected to be available to increase taxable income.

The provision for income taxes for the year ended September 30, 2004, consisted of the following:

Current income taxes	$ 25,000
Deferred income taxes	109,000
Total income taxes	$ 134,000

Commitments and Contingencies

The Company's office is leased through 2010. The current minimum annual rental is $ 185,000.

Goodwill

Goodwill is being amortized over 15 years. Amortization expense for the year ended September 30, 2004 totalled $ 43,000. The Goodwill arose prior to June 2001 and is not subject to FAS 142 amortization.

GAAP requires that intangible assets must be reviewed for impairment if there is any indication that a reduction in value may have occurred. There was no impairment of goodwill during the period.

Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $ 250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At September 30, 2004, the Company had net capital of $ 13,920,000, which exceeded the minimum requirements by $ 13,670,000.

Short-Term Bank Loans

Bank loans are at the broker call loan interest rate and are payable on demand. There are no compensating balances required. Bank loans are fully collateralized. The interest rate paid at September 30, 2004 is 4.75%.

Subordinated Liabilities

Secured demand note collateral agreement, 4.75 percent, due 12/31/04	$ 600,000

The secured demand note is allowed in computing net capital under the SEC's uniform net capital rule.

401(k) Deferred Compensation Provision

The Company has a qualified 401(k) deferred compensation plan. Employees are eligible to participate if they have reached their 21st birthday and have met service requirements.

Depreciation

Depreciation is computed for financial reporting purposes and income tax purposes using straight-line on useful life of five years. Depreciation for the year amounted to $ 11,000.

Subsequent to September 30, 2004, the Company will no longer perform clearing services or carry customer accounts.

The Company has entered into a joint account agreement with a specialist on the American Stock Exchange, the purpose of which is to trade options allocated by the American Stock Exchange to J. Streicher & Co. LLC. The Company has a 30% interest in the net profits and is guaranteed against losses.

A copy of the Company's Statement of Financial Condition, as of September 30, 2004, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission. Financial statements have been made available to all members and allied members of our organization.

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, cash and securities segregated for regulatory purposes, securities inventory, and certain receivables are carried at fair value. Similarly, liabilities including short-term borrowings, securities sold but not yet purchased, payables, and subordinated liabilities are carried at amounts approximating fair value.

Off-Balance Sheet Risk - There is no credit or market risk beyond the amount reported in the Statement of Financial Condition. The Statement of Financial Condition is an indicator of the risk of accounting loss. The Company believes that the settlement of any further transactions will not have a material effect on the Company's Statement of Financial Condition. Cash balances at financial institutions in excess of FDIC insurance coverage totalled $ 988,000.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

S.P. COOPER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1 EXECUTIVE BOULEVARD
YONKERS, NY 10701
914-709-1100
914-476-8901 FAX

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION

The Members of
J. Streicher & Co. LLC

Our report on the basic financial statements of J. Streicher & Co. LLC appears together with those financial statements. The following supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. P. Cooper + Company, LLP

S. P. Cooper + Company, LLP

October 24, 2004

BROKER OR DEALER
J. STREICHER & CO. L.L.C. as of 09/30/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 17,522,129	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			17,522,129	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			600,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 18,122,129	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 985,461 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		[3570]		
1. number of items	[3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(985,461)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 17,136,668	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		[3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		2,593,020 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		623,500 [3650]		
E. Other (List)		[3736]	(3,216,520)	3740
10. Net Capital			$ 13,920,148	3750

OMIT PENNIES

There is no difference in the computation of net capital submitted by J. Streicher & Co. LLC and that calculated by S.P. Cooper & Company, LLP.

See accountant's report on supplementary information.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
J. STREICHER & CO. L.L.C.
as of 09/30/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3758
13. Net capital requirement (greater of line 11 or 12)	$	3760
14. Excess net capital (line 10 less 13)	$	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	250,000	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 10 less 24)	$	13,670,148	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	13,620,148	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3.31	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accountant's report on supplementary information.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
J. STREICHER & CO. L.L.C. as of 09/30/04

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 4,777	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 4,777	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. ** Aggregate debit items			$	4470
18. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
19. ** TOTAL 15c3-3 DEBITS				4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	4,777	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	15,000	4510
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$ 15,000	4530
26. Date of deposit (MMDDYY)	09/27/04	4540

FREQUENCY OF COMPUTATION

OMIT PENNIES

27. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

There is no difference in the computation of the reserve requirement submitted by J. Streicher & Co. LLC and that calculated by S.P. Cooper & Company, LLP.

See accountant's report on supplementary information.

BROKER OR DEALER
J. STREICHER & CO. L.L.C.

as of 09/30/04

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	2110		
2. Monies borrowed collateralized by securities carried for PAIB		2120		
3. Monies payable against PAIB securities loaned (see Note 2-PAIB)		2130		
4. PAIB securities failed to receive		2140		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB		2150		
6. Other (List)		2160		
7. TOTAL PAIB CREDITS			$	2170

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$	2180		
9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		2190		
10. Failed to deliver of PAIB securities not older than 30 calendar days		2200		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		2210		
12. Other (List)		2220		
13. TOTAL PAIB DEBITS			$	2230

RESERVE COMPUTATION

14. Excess of total PAIB debits over total PAIB credits (line 13 less line 7)	$	2240
15. Excess of total PAIB credits over total PAIB debits (line 7 less line 13)		2250
16. Excess debits in customer reserve formula computation		2260
17. PAIB Reserve Requirement (line 15 less line 16)		2270
18. Amount held on deposit in "Reserve Bank Account(s)", including $ ____ 2275 value of qualified securities, at end of reporting period	1,000	2280
19. Amount of deposit (or withdrawal) including $ ____ 2285 value of qualified securities		2290
20. New amount in Reserve Bank Account(s) after adding deposit or subtracting $ ____ 2295 value of qualified securities	$ 1,000	2300
21. Date of deposit (MMDDYY)	09/27/04	2310

FREQUENCY OF COMPUTATION

OMIT PENNIES

Weekly X 2320 Monthly ____ 2330

There is no difference in the computation for determination of PAIB reserve requirements submitted by J. Streicher & Co. LLC and that calculated by S.P. Cooper & Company, LLP.

See accountant's report on supplementary information.

S.P. COOPER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1 EXECUTIVE BOULEVARD
YONKERS, NY 10701
914-709-1100
914-476-8901 FAX

EXHIBIT M

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

The Members of
J. Streicher & Co. LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedure with respect to the Securities Investor Protection Corporation assessment and payment of J. Streicher & Co. LLC for the year ended September 30, 2004. This procedure was performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedure we performed is as follows:

Compared listed assessment payment with respective cash disbursement.

Because the above procedure does not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the item referred to above. In connection with the procedure referred to above, nothing came to our attention that caused us to believe that the amount shown was not determined in accordance with applicable instructions and forms. This report relates only to the item referred to above and does not extend to any financial statements of J. Streicher & Co. LLC taken as a whole.

S. P. Cooper + Company, LLP
S. P. Cooper + Company, LLP

October 24, 2004

J. STREICHER & CO. LLC

EXHIBIT M

SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

Current regulations require contributions at the rate of $ 150 per year, which was paid.

See accountant's report.

S.P. COOPER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1 EXECUTIVE BOULEVARD
YONKERS, NY 10701
914-709-1100
914-476-8901 FAX

EXHIBIT O

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of J. Streicher & Co. LLC for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J. Streicher & Co. LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a- 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. P. Cooper + Company, LLP

S. P. Cooper + Company, LLP

October 24, 2004